Exhibit 1

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[GRAPHIC OMITTED]

HAVAS


                                           Suresnes, February 12th 2004, 7:30 am

Press release

                             HAVAS 4th QUARTER 2003

o     SIGNIFICANT IMPROVEMENT IN ORGANIC CHANGE
      (-3.8% vs -6.4% FOR FIRST 9 MONTHS)

o     STRATEGIC REORGANIZATION SUCCESSFULLY COMPLETED

1. 4th Quarter trend is positive

      >> Figures

Havas announced today organic change of -3.8% for the fourth Quarter, after a first half at -6.8% and the first nine months at - 6.4%. This last Quarter shows a significant improvement in organic change, confirming Havas' confidence in a 2004 recovery, in both revenue and profitability growth.

Estimated billings for 2003 amount to (euro)10.8 billion, with an estimated revenue of (euro)1,645 million.

At constant exchange rates and structure, organic change stands at -5.7% for 2003.

      >> Analysis

The 4th Quarter is characterized by a return to growth in France and Europe (excluding the UK) and the confirmation of a positive trend in Latin America.

- In France, Havas built market share relative to its main competitors, confirming a trend that has been visible since the start of the year.

- In Europe (excluding the UK) the trend was also positive, thanks mainly to the good performance of the media activities in the major European countries. In this way, the negative trend of the last three Quarters was reversed.

- In Latin America, the trend remained positive due mainly to Mexico and Argentina.


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- In Asia Pacific, the evolution was, exceptionally, down, mainly due to the
Singapore office.

- In the USA, there was an improvement in Q4 compared to Q3.

- In the United Kingdom, performance remained negative.

If the 50 companies identified as penalizing the Group were not included, organic growth would have been close to zero for Q4 and the full year 2003.

The market in 2003 remained unpredictable and was characterized by strong volatility in advertising expenditure decisions.

2. The strategic reorganization announced on September 18th 2003 is now successfully completed, in line with plans.

      i) Integration of agencies into Euro RSCG Worldwide successfully accomplished.

            Nineteen companies have been integrated into Euro RSCG Worldwide from Specialized Services or Arnold, strengthening the division's integrated communications offer.

      ii)   Restructuring plan on schedule.

            Eight companies have been closed.

            The divestment program has been widened to include three more companies. Seven companies have either been sold or a letter of intent signed, representing in total some 60% of revenue and 70% of the expected overall sale price.

            Latest estimations including the three new companies, are :

                  o Revenue of companies to be sold or closed: (euro)170 million, or (euro)40 million more than announced on September 18th

                  o     Cash potential of (euro)70 million over a full year, or
                        (euro)20 million more than announced on September 18th

                  o Amortization of goodwill: (euro)150 million, or (euro)40 million more than the plan announced on September 18th.

            In addition, seven companies have been reorganized as planned.


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      iii)  New Chairman and CEO for Havas' main division. New talent has joined the Group.

            Jim Heekin was appointed Chairman and CEO of Euro RSCG Worldwide on January 21st 2004.

            Havas has also attracted new talent to key divisional positions :

            Marc Lepere, Chief Marketing Officer for Euro RSCG Worldwide Ritesh Patel, Chief Information Officer of Euro RSCG Worldwide John Staffen, Executive Creative Officer for Arnold Worldwide Partners.

      iv)   Rationalization program implemented

            Overall Group headcount has been reduced by approximately one thousand. Nearly 95 % of the offices identified for subletting have been put up for rent, notably in the UK and the United States. The overall figures for expected restructuring costs and savings are confirmed.

      v)    Advisory Board set up in France

            The Advisory Board has been appointed and recently met for the first time.

            It is chaired by Geoffroy Pinoncely, ex-Danone Managing Director and member of the Executive Committee, ex-Chairman of the French Advertisers Association. Its members are :

            Axel Ganz, Chairman and CEO of Groupe Prisma Presse and member of the Management Board of Gruner und Jahr (subsidiary of Bertelsmann) Christine Chauvet, ex-Minister of France, Chairman of the Supervisory Board of the CNR (Compagnie Nationale du Rhone) and Michel Bernard Brossard, ex-Managing Director and member of the Board of Philips Consumer Electronics France.

            The role of this Board is to advise the Group on strategy, business development and improving both reputation and image.

3. Comments on 2003

2003 was a year of contrasts:

      i)    Moderate organic change and operating income

            Organic growth was moderate in 2003, despite a significant improvement in Q4 relative to the rest of the year. Operating income was below expectation, with an operating margin which should be slightly higher than 8 %, the shortfall being almost entirely attributable to the fact that Euro RSCG, exceptionally, underperformed in 2003.


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      ii)   Good performance in new business and debt management

            2003 was a good year for net new business(1), with growth of more than 5% on 2002 and account wins such as Carrefour, Polaroid, France Telecom (Media), Hutchison, Bank of America, Remy Martin and Fortis.

            Due to strict control on Capital Expenditure and acquisitions and strong improvement in working capital, the net debt of the Group should be down relative to December 31st 2002, despite the (euro)50 million cost of the repurchase of the 2009 Oceane put.

      iii)  Excellent creative results

            2003 was the best creative year in the history of the Group. 17 Lions were won at the Cannes Festival as opposed to seven in 2002 and six in 2001. The Peugeot 206 "Sculptor" was the most awarded film in 2003 and voted best TV campaign in the Gunn Report.

            The Evian "Water Boy" film (Euro RSCG BETC) received the Meribel Advertising film festival Grand Prix and was ranked first by Ipsos in the 2003 advertising rankings (TV).

4. 2004 outlook for Havas is encouraging

The success of the strategic reorganization, combined with significant new accounts, reduced costs, opportunities with existing clients and deep talent within the organization, enable Havas to approach 2004 with confidence. While Havas remains cautious on the recovery in advertising expenditures in 2004, the company expects the market to be stronger than in 2003.

As a result Havas should be able to achieve a return to positive organic growth and a strong improvement in profitability.

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(1)   Net new business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:

Communications:                          Simon Gillham
                                         Tel: +33 (0)1 58 47 90 40
                                         simon.gillham@havas.com

Investor Relations:                      Virginia Jeanson
                                         Tel: +33 (0)1 58 47 91 34
                                         virginia.jeanson@havas.com

                                         Catherine Francois
                                         Tel: +33 (0)1 58 47 91 35
                                         catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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APPENDIX 1: ANALYSIS OF REVENUE

Q4 ANALYSIS

                                Q4 2003 / Q4 2002
                             Breakdown by geography

                                            Revenue
                                             Q4-03                Organic growth
                                       ((euro)millions)           Q4 03 vs Q4 02
--------------------------------------------------------------------------------
France                                         84                     +3.2%
--------------------------------------------------------------------------------
Continental Europe w/o France                  78                     +3.4%
--------------------------------------------------------------------------------
UK                                             70                    -12.1%
--------------------------------------------------------------------------------
North America                                 168                     -4.3%
--------------------------------------------------------------------------------
APAC                                           17                    -10.6%
--------------------------------------------------------------------------------
Latin America                                  19                     +4.0%
--------------------------------------------------------------------------------
TOTAL                                         436                     -3.8%
--------------------------------------------------------------------------------

2003 REVENUE

                         Full Year 2003 / Full Year 2002
                             Breakdown by geography

--------------------------------------------------------------------------------
                                            Revenue               Organic growth
                                       ((euro)millions)
--------------------------------------------------------------------------------
France                                        283                     -3.6%
--------------------------------------------------------------------------------
Continental Europe w/o France                 259                     -6.4%
--------------------------------------------------------------------------------
UK                                            289                      -13%
--------------------------------------------------------------------------------
North America                                 692                     -3.6%
--------------------------------------------------------------------------------
APAC                                           65                     +0.2%
--------------------------------------------------------------------------------
Latin America                                  57                     +1.5%
--------------------------------------------------------------------------------
TOTAL                                       1,645                     -5.7%
--------------------------------------------------------------------------------


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APPENDIX 2 - ORGANIC GROWTH 2003

                                                        (euro) Millions
                                                        ---------------

1. Revenue 2002                                              1 987     }
                                                                       }
2. Foreign exchange impact                                    (200)    }
                                                                       }
                                                           --------    }
                                                                       }
3. 2002 at 2003 exchange rates                        {      1 787     }
                                                      {                }
4. Impact of disposed or closed companies             {        (43)    }
                                                      {                }
5. Impact of change of method                         {         (7)    }  -17.2%
                                                      {                }
6. Impact of acquisitions                             {         +7     }
                                              -7.9%   {                }
                                                      {                }
                                                      {    --------    }
7. 2002 at 2003 exchange rates and scope              {      1 744     }
                                                      {                }
8. Revenue 2003                                              1 645

9. Organic growth                                             (5.7%)

APPENDIX 3: DETAIL OF Q4 2003 NET NEW BUSINESS(2)

Global: Polaroid, Swiss Cheese, Areva, Airbus (internal communication), Amgen Corporate

Advertising (local or regional)

Migro Electronics (Switzerland), Direct Assurances (France), Travelocity (USA), Sony (Mexico),

Marketing Services

USA: Travelocity, Limited Health Care, National City, AOL Time Warner
UK: Robinsons, Brown Thomas, Austin Reed
Other: Turespana (Spain)

Media

Polaroid (USA and UK), Fidelity project (USA), Areva (France), Tele 2 (Portugal), Camera de comercio (Spain)

Specialized communication

UK: Bio Energy, Merial

Main losses of the fourth quarter are Silk (USA), Alberto Culver (USA), Camelot
(USA), Automobile Association (UK) et Sanofi-Synthelabo (USA).

----------

(2) Net new business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.


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